Group

Merchandising * Market Research * In-Store Events
Services Defined by the Return They Generate

September 18, 2009

Ms. Jennifer Thompson

Branch Chief

United States of America

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Dear Ms. Thompson:

In response to your letter of August 21, 2009 regarding:

SPAR Group, Inc.
Form 10-K for the year ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the quarter ended March 31, 2009
Filed May 15, 2009
Form 10-Q for the quarter ended June 30, 2009
Filed August 14, 2009
File No. 0-27408

We acknowledge:

•	That the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.
•	That the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Our responses to your inquiries are listed in the order and numbered to correspond to your letter dated August 21, 2009:

Using Tomorrow’s Tools to Solve Today’s Challenges

SPAR Group, Inc. Corporate Office * 555 White Plains Road, Suite 250 * Tarrytown NY 10591-5198

Phone 914.332.4111 * Fax 914.332.0741 * Website: www.sparinc.com

Jennifer Thompson

Securities and Exchange Commission

September 18, 2009

Form 10-K for the Fiscal Year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Policies & Estimates, page 20

1.

“In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing your subsidiaries for consolidation under FIN 46R or in estimating your allowance for doubtful accounts would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Refer to Section V of SEC Release No. 33-8350. As noted in Section V, the MD&A disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.”

Response:

As requested, in future filings we will reconsider the reporting guidance as outlined in Section V of SEC Release No. 33-8350. We will place added emphasis to insure we address the need to provide discussion on the assumptions and uncertainties underlying our critical accounting estimates, quantifying and analyzing the impact of these estimates, where material, on the financial position and results of operations reported.

As we look at our MD&A section, as noted in your letter of August 21, 2009, we believe the most critical area of materiality would be the consolidation of our subsidiaries, as the 51% and 50% subsidiaries represent 45% of the Company’s total Revenue and 40% of the Company’s total assets for the twelve months ended and at December 31, 2008, respectively.

Jennifer Thompson

Securities and Exchange Commission

September 18, 2009

Results of Operations, page 21

2.

“In future filings, please revise your results of operations discussion to describe the reasons for increases or decreases in the components of net income. For example, you quantify year-to-year changes in net revenues for several entities but do not explain why those revenues increased or decreased. A discussion of the relevant factors and trends that led to the changes, such as changes in prices or amount of goods sold or the introduction of new products or services, would be beneficial to a reader. Please also quantify, where possible, the extent to which each factor contributed to the overall change in that line item. See SEC Release No. 33-8350.”

Response:

As requested, in future filings we will reconsider the reporting guidance as outlined in Section V of SEC Release No. 33-8350. We will place added emphasis to insure we provide discussion of the causal factors that have impacted the year-to-year changes, with a discussion of the relevant factors and trends that have led to the changes. Specifically, as the discussion relates to significant revenue and cost changes year-to-year.

Controls and Procedures, page 26

Disclosure controls and procedures, page 26

3.

“In future filings, please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.”

Response:

As requested, in future filings we will clearly reference that the conclusion of the principal executive and financial officers regarding the effectiveness of their disclosure controls and procedures encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e).

Jennifer Thompson

Securities and Exchange Commission

September 18, 2009

Reports of Independent Registered Public Accounting Firms, page F-1

4.

“Please ensure in future filings that the opinions of all of your auditors clearly opine that the financial statements present fairly the financial position as of all balance sheets presented and the results of operations and cash flows for all years presented. In this regard, we note that Gureli Yeminli Mali Musavirlik A.S. did not reference the statements of cash flows in the opinion paragraph and that both Gureli and UAB "Rezultatas" stated they were opining on the results of operations for the year then ended as opposed to the years then ended. Please ensure that your auditors similarly revise their consents where applicable.”

Response:

As requested, in future filings we will instruct our audit firms to insure that the audit opinions clearly opine that the financial statements present fairly the financial position as of all balance sheets presented and the results of operations and cash flows for all years presented. We will also have them reissue their consents where applicable.

Consolidated Statements of Cash Flows, page F-8

5.

“We note that the amounts included in the "Translation (loss) gain" line item agree to the foreign currency translation amounts reflected on your statements of stockholders'’ equity. Please note that this cash flow line item should represent the effect of exchange-rate changes on cash balances held in foreign currencies as required by paragraph 25 of SFAS 95. Furthermore, the statement of cash flows should report the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows. Refer to the sample illustration provided in paragraphs 144-146 of SFAS 95. Please tell us how the amounts in your statements of cash flows would have changed had you applied the preceding guidance. If material, please also disclose in future filings the aggregate foreign currency transaction gain or loss included in determining net income/loss in each period for which a statement of operations is presented. See paragraphs 15 and 30 of SFAS 52.”

Response:

We acknowledge that the translation loss impact reported in the 2008 Consolidated Statement of Cash Flows was not properly calculated in accordance with the guidance in SFAS 95. In future filings we will strictly follow the guidance in SFAS 95 as to conversion of foreign cash flow activity. It is our intent to use an appropriately weighted average exchange rate as permitted by SFAS 95.

Jennifer Thompson

Securities and Exchange Commission

September 18, 2009

The following table shows how the amounts in the 2008 Consolidated Statement of Cash Flows would have changed had we properly applied the guidance in SFAS 95:

	As Recalculated	As Previously Reported

Net cash provided by operating activities	$2,136	$2,249
Net cash used in investing activities	(1,219)	(1,214)
Net cash used in financing activities	(399)	(279)
Effect of exchange rate changes on cash And cash equivalents	(79)	(317)

Transaction gain (loss) included in determining net income (loss) were considered immaterial and amounted to ($51,000) and $36,000, in 2008 and 2007, respectively. In future filings, if material, we will disclose the aggregate foreign currency transaction gain or loss included in determining net income (loss).

6.	“Please tell us why the amounts included in the minority interest line item do not agree to the minority interest amounts on your statements of operations.”

Response:

The net difference of $25,000 in the minority interest amount reported on the statement of cash flows compared to the statement of operations resulted from a balance sheet reclassification entry that was inadvertently recorded to the minority interest account. This transaction will be corrected in 2009.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-10

Principles of Consolidation, page F-10

7.

“We note that you consolidate all of your 50% and 51% owned subsidiaries under FIN 46(R). We have also read your responses, filed on October 29, 2007 and November 27, 2007, related to our previous inquires on the consolidation of these entities. Please address the following items:”

•

“Provide us with a more detailed analysis that explains why consolidation of these entities under FIN 46(R) is appropriate. In doing so explain in further detail how you determined the total equity investment at risk was not sufficient to permit the entities to finance their activities without additional subordinated financial support and how you determined you were and still are the primary beneficiary. Tell us how you determined the qualitative and quantitative factors in paragraphs

Jennifer Thompson

Securities and Exchange Commission

September 18, 2009

9(a)-9(c) of FIN 46 (R) do not overcome the presumption of insufficiency of the equity investment at risk. For each entity, provide us with a comparison of the equity investment at risk and the entity's total assets and explain how those amounts were derived.”

Response:

We appreciate that you have reviewed the prior responses on this matter. Based on the following analysis in response to this most recent comment, we still believe it is appropriate for the Company to consolidate these entities.

The Company operates in eleven countries through the efforts of eight entities that are either 50% or 51% owned. The Company initially invested over $680,000 in these eight entities and over the past nine years contributed an additional $480,000. The total equity investment, as a percentage of total assets, by entity is noted in the chart below. There are three entities where the equity investment is less that 10% of its total assets. Of the remaining five entities where the percent of equity investment is currently greater than 10%, four of these entities required additional funding by the Company to support their working capital needs and the fifth entity received an additional investment of $20,000 in 2009.

	Japan	India	Australia	Turkey	China	South Africa	Romania	Lithuania	TOTAL

Initial Investment	$90,050	$55,630	$79,483	$52,000	$103,625	$250,000	$25,500	$26,400	$682,688

Additional Subordinated Funding	-	-	-	101,000	125,827	93,078	90,956	-	410,861

Total Investment	90,050	55,630	79,483	153,000	229,452	343,078	116,456	26,400	1,093,549

Total IT and Marketing Support funded	611,103	158,219	177,202	227,492	540,260	396,690	343,278	280,497	2,734,741

Total Investment and IT/Mkt'g support	$701,153	$213,849	$256,685	$380,492	$769,712	$739,768	$459,734	$306,897	$3,828,290

TOTAL ASSETS	$2,050,359	$1,997,188	$2,064,818	$165,647	$1,602,582	$233,953	$18,462	$210,555	$8,343,564

% TOTAL INVESTMENT to ASSETS	4%	3%	4%	92%	14%	147%	631%	13%	13%

Jennifer Thompson

Securities and Exchange Commission

September 18, 2009

A qualitative factor to note is that during these nine years, the Company has provided both IT support (for the internally developed proprietary scheduling, tracking and reporting software) and marketing support to these entities at a cumulative cost of over $2.7 million, which has not been charged directly to the entities. As stated in our filings, a key to the operation of these entities is that the operating systems (in support of the scheduling, tracking and reporting of the contracted merchandising services) are under the control of the Company.

We consider ourselves still to be the primary beneficiary of the subsidiaries as the Company is obligated to absorb a majority of the losses, has the right to receive the majority of the profits and based on the quantitative and qualitative analysis and the equity investment at risk noted above, the Company continues to believe that it should consolidate these entities as it relates to paragraphs 9(a)-9(c) of FIN 46(R) and other pronouncements as previously noted.

•

“In your previous responses, you partially supported consolidation of your 51% owned subsidiaries by indicating that you held a majority ownership position. Please note that a variable interest entity is different than a voting interest entity because it is designed in a manner where voting rights held by equity holders are ineffective in determining which party has a controlling financial interest in the entity. Accordingly, if these entities are VIE's, the consolidation model of FIN 46(R) must be followed and you should not evaluate the entities under a voting interest model. If required to apply the voting interest model, it appears consolidation might not be appropriate under EITF 96-16 since your prior responses suggest the minority shareholders possess substantive participating rights that would overcome presumption of control. Please tell us if any of the 51% owned subsidiaries have been consolidated under a voting interest model and, if so, explain why consolidation is appropriate considering the guidance in EITF 96-16.”

Response:

We base our decision to consolidate these entities using the consolidation model of FIN 46(R) on the merits of the responses previously submitted in 2007 and our most recent response directly above in this comment number 7 and we do not at this time nor have we in the past, been required to consolidate these entities utilizing the voting interest model.

•	“Please tell us if there were any reconsideration events, as described in paragraph 7 of FIN 46(R), that resulted in any VIE becoming a voting interest entity.”

Response:

There have been no events as described in paragraph 7 of FIN 46(R), that resulted in any VIE becoming a voting interest entity.

Jennifer Thompson

Securities and Exchange Commission

September 18, 2009

Major Customers – Domestic, page F-12

8.

“We note that Circuit City owed you approximately $245,000 in unpaid pre-bankruptcy receivables as of December 31, 2008. Please tell us if you have recorded a reserve related to these receivables and explain the conclusion reached regarding the expected reliability of these receivables.”

Response:

Of the total allowance for bad debt of $292,000, the Company has set aside $210,000 specifically for the $245,000 unpaid pre-bankruptcy receivables related to Circuit City. We believe this reserve to be adequate and the $35,000 balance to be collectable.

Note 4. Lines of Credit, page F-17

9.

“Although you disclose on page F-18 that you were not in violation of any debt covenants at December 31, 2008 and do not expect to be in violation at future measurement dates, we note your disclosures on page 10 that you violated your April 2008 monthly Fixed Charge Coverage Ratio covenant. Please tell us if the lender granted you a waiver for your violation or provided you with a grace period to cure the violation. In future filings, please consider disclosing the facts and circumstances surrounding covenant violations in the notes to your financial statements and any uncertainty around possible future violations.”

Response:

Our comment on page 10 pertaining to our Risk Factor disclosed that the Company was in violation of its April 2008 monthly Fixed Charge Coverage Ratio covenant, but inadvertently neglected to mention in that section that the Company did in fact receive a waiver for this violation. Please refer to our June 30, 2008 Form 10Q filing (page 7) for timely disclosure of such waiver.

Note 6. Commitments and Contingencies, page F-21

10.

“We note that Safeway Inc. has filed appeals seeking to overturn the $5.8 million award against it for interference with contractual relationships. Considering these pending appeals and considering it appears the funds rewarded to you will remain in escrow until all appeals have been settled, please clarify why you believe the net $1.3 million reward should still be recorded prior to the ultimate resolution of the litigation. While your response related to this matter in a letter filed on October 29, 2007 indicated that the dispute was a "fully resolved matter," the pending appeals suggest otherwise. Also, your disclosures on page F-16 suggest that you continue to accrue interest on the Safeway settlement. Considering the pending appeals, please tell us your basis in GAAP for continuing to accrue interest income on the recorded gain.”

Jennifer Thompson

Securities and Exchange Commission

September 18, 2009

Response:

While the $5.8 million award against Safeway Inc. is on appeal, we still feel at a minimum the net award for $1.3 million, along with the accrued interest earned on the bond will be recoverable. The original jury award was in two pieces. One portion was an award to Safeway for $5.2 million and the second portion was an award to the Company for $6.5 million. Subsequently, the trial judge combined the awards to a net award of $1.3 million in favor of the Company. The judgment was filed by the court on August 14, 2006. The judgment accrues interest from the date of filing at 10% per annum (simple interest). Further, the judge denied Safeway’s post-trial motion to set aside the $5.8 million award against it for interference with contractual relationships, finding that there was sufficient evidence to support the award. We understand that among appeals in California, a jury verdict is unlikely to be overturned on the ground that there is insufficient evidence to support the award. On appeal, Safeway has not argued to overturn the smaller award against it for breach of contract, which accounts for the balance of the $6.5 million. We also note that when the judge denied Safeway’s post-trial motion to set aside the $5.2 million award against the Company for breach of contract, the trial judge stated that it was “really a close call” as to whether Safeway had pursued recovery on an improper theory. Safeway filed a required bond on December 13, 2006, in the amount of $2.1 million to cover the entire $1.3 million judgments plus any future accrued interest. At the time we decided to record the $1.3 as other income, the company considered the facts that a jury award was made, a judgment was filed and the strong likelihood that an award based on a jury verdict would not be overturned for lack of sufficient evidence. These facts have not changed since the original award. It is our opinion that if any gain contingency exists, it is for an additional $5.2 million, which is the amount that was awarded to Safeway and is the subject of our appeal. After the initial judgment, Safeway and the Company were in settlement discussions during which Safeway suggested its willingness to pay the Company over $1 million, in total, for a global settlement. It is expected that the court of appeal will hear oral arguments in the next 60 to 90 days and render its final decision in early 2010 at the latest. We believe we will receive, at a minimum, the $1.3 million plus interest. We have recorded the interest related to the settlement since the interest earned is related directly to the judgment.

Note 9. Related-Party Transactions, page F-23

11.

“We note that two related parties, SPAR Marketing Services, Inc. (“SMS”) and SPAR Management Services, Inc. (“SMSI”), collectively the (“Affiliates”) provide you with the majority of your domestic merchandising specialist field force and domestic field management. You disclose on page 13 that the rates charged for these services are "favorable" to you. We further note that these affiliates granted you cost concessions of $900,000 during fiscal year 2008 by waiving their 4% "Plus Compensation" charge. Since it appears that your transactions with these affiliates are not at arms length, please disclose your estimates of what the related expenses would have been on a stand alone basis, or tell us why such disclosure is not practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See, by analogy, Question 2 of SAB Topic 1B.”

Jennifer Thompson

Securities and Exchange Commission

September 18, 2009

Response:

In the Risk Factor and related party transactions disclosures of our Annual Reports it appears that it would be more appropriate to state that the contract relationships between the Company and its Affiliates are normally “slightly” more favorable to the Company than market rates, terms or conditions. Periodically, the Company engages an outside firm to conduct a survey of fees charged by comparable/national labor sourcing firms as a comparison to the rates charged by its Affiliates. These comparisons do show that the rates negotiated with the Affiliates are in fact slightly less than those charged by unrelated vendors providing similar services.

Although SMS did provide some cost concessions in 2008 to (among other things) facilitate operation of the Company’s business and in part "share the pain", it was not without concessions from the Company. In return for these cost concessions, we noted that the Field Service Agreement between the Company and SMS was amended to extend the contract until December 31, 2010, and to require payment by the Company of an early termination fee of $300,000 to SMS in the event the Company terminates or elects to not renew the Field Service Agreement prior to December 31, 2010. The $900,000 cost concession, as noted, is in fact the related expense on a stand alone basis had the Company contracted with a non-affiliated company.

We believe our affiliate contracts are at "arm's length". An "arm's length" requirement for affiliate transactions must refer to the terms of the contract rather than the relationship of the affiliated parties and their respective representatives or else no affiliate contract could ever be at arm's length. Perhaps that is why the applicable safe harbors require that affiliate contracts be "fair" to the Company rather than using the term "arm's length."1 In any event, our Audit Committee, which consists solely of independent outside directors, receives every affiliate contract and amendment thereto for its review and approval (to the extent approval is given), and each contract is periodically (often annually) again reviewed, in accordance with the Audit Committee Charter, Nasdaq rules and applicable law to ensure the "overall fairness"2 of that contract to the Company, meaning in the view of our Audit Committee that the economic and other terms are (or continue to be) not less favorable to the Company than would be the case in an arms length contract with an unrelated provider of similar services. Indeed, as noted above, those contract terms are often somewhat more favorable to the Company than it could obtain from non-affiliated providers of similar services (which makes it more than fair, not unfair, to the Company). In addition, we believe the Company is our affiliates' largest and most important customer (and from time to time may be their only customer), and accordingly we believe the Company is able to negotiate better terms, receives more personal and responsive service and is more likely to receive credits and other financial accommodations from our affiliates than the Company could receive from an unrelated service provider who has significant other customers and business (which again makes it more than fair, not unfair, to the Company).

_________________________

[1]

Section 144(3) of the Delaware General Corporation Code requires that an affiliate contract be "fair to the corporation at the time it is authorized". Nasdaq Marketplace Rule 5630 requires that the Audit Committee give the affiliate contract "appropriate review and oversight". Section 14 of the Audit Committee's Charter (Exhibit 3.3 to our 2008 Annual Report) requires "overall fairness" for the affiliate contract.

[2]	Section 14 of the Audit Committee's Charter.

Jennifer Thompson

Securities and Exchange Commission

September 18, 2009

Note 10. Stock Options, page F-24

12.

“Please disclose in future filings that total intrinsic value of options exercised during the year and the aggregate intrinsic value of outstanding and exercisable options fully vested at the end of the year as required by paragraph A240 of SFAS 123(R).”

Response:

We have looked at the intrinsic value of the options exercised in 2008, which value was $27,000, and the intrinsic value of outstanding and exercisable options at year end, which value was $10,000. We believed the values to be immaterial but we respect your comment and in future Annual Reports we will report these items in accordance with paragraph A240 of SFAS 123(R).

Note 11. Geographic Data, page F-27

13.

“We read throughout your filing that you operate in two divisions, the Domestic Merchandising Services Division and the International Merchandising Services Division. We further note that you operate in several countries within those divisions. Considering your disclosures suggest that you have only one reportable segment, please tell us if you aggregate any operating segments into your reportable segment. If so, tell us how your operating segments are structured and how they meet the aggregation criteria of paragraph 17 of SFAS 131. In future filings, please disclose if operating segments have been aggregated. Refer to paragraph 26(a) of SFAS 131.”

Response:

As stated, we do operate within two divisions, the Domestic Merchandising Services Division and the International Merchandising Services Division. Based on the aggregation criteria of paragraph 17 of SFAS 131 we believe we are properly reporting as both of these merchandising service divisions have similar economic characteristics and meet the criteria of paragraph 17 of SFAS 131 based on the factors noted below:

(a)	The nature of the products and services offered by both divisions are identical,
(b)

The nature of the production processes utilized by both divisions are identical as both divisions operate utilizing the same, internally developed proprietary reporting software to schedule, track and report their performance and measure it against contracted requirements,

(c)	The customer base for both divisions is similar as they both support consumer product companies and/or retail merchandising chains world wide,
(d)

The methods used to provide these merchandising services are identical for both divisions, as noted above, both merchandising service divisions utilize our internally developed proprietary reporting software to schedule, track and report its performance against contracted requirements world wide.

Jennifer Thompson

Securities and Exchange Commission

September 18, 2009

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Controls and Procedures, page 28

14.

“We note that you refer to disclosure controls and procedures as defined in Exchange Act Rules 13a-14 and 15d-14. Please note that disclosure controls and procedures are defined in the Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your disclosures in future filings accordingly.”

Response:

As requested, in future filings we will properly reference the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).

Hopefully, the above responses have satisfactorily answered all of your questions. If you have further questions, please contact me at 914-332-4100.

Sincerely,

/s/ James R. Segreto

James R. Segreto

Chief Financial Officer